UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 24, 2002

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Exhibits 99-1 and 99-2, attached hereto, are hereby incorporated by reference.

Item 7.   Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99-1	Joint Press Release of Potomac Electric Power Company and Conectiv dated as of July 24, 2002.	Filed herewith.
99-2	Joint Press Release of Potomac Electric Power Company and Conectiv dated as of July 25, 2002.	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By: W. T. TORGERSON
William T. Torgerson
Executive Vice President

July 26, 2002
DATE